Exhibit 1

For Immediate Release	4 January 2011

WPP plc ("WPP")

Voting rights and Capital 31 December 2010

WPP confirms that its capital consists of 1,264,391,221 ordinary shares with voting rights.

WPP holds 2,172,126 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,262,219,095 shares

The figure of 1,262,219,095 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP,  under the FSA's Disclosure and Transparency Rules.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204